Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

August 14, 2007
Our ref. No. PI 148

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Anai
Manager,
Investor Relations Office

8/17

Translation of report filed with the Tokyo Stock Exchange on August 13, 2007

Mitsubishi Corporation to Dissolve and Liquidate Subsidiary

Mitsubishi Corporation today announced that it has decided to dissolve and liquidate a subsidiary, with details as follows.

1. Company Overview

Name: MC Non-Ferrous Metal Products Co., Ltd.
Address: 2-11, Shiba-daimon 2-chome, Minato-ku, Tokyo
President: Hirokatsu Shiroki
Business: Sale of non-ferrous metal products, etc.
Established: May 19, 1989
Capital: 300 million Yen
Shareholder: Mitsubishi Corporation (100%)
Fiscal year-end: March

2. Reason for Dissolution and Liquidation

The decision was made to dissolve this subsidiary because the transfer of its business, principally to Kinsho Corporation, has been completed.

3. Schedule

Completion of liquidation: January 31, 2009 (planned)

4. Impact on MC Operating Results

The liquidation of the subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated operating results.

END